Mail Stop 4561

August 4, 2008

Aart J. de Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043

> **Re:** **Synopsys, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2008**
> **File No. 000-19807**

Dear Mr. de Geus:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

　　　　　　　　　　Sincerely,


　　　　　　　　　　Stephen Krikorian
　　　　　　　　　　Accounting Branch Chief